Filed pursuant to Rule 433

Registration Statement 333-210338

Relating to Preliminary Prospectus Supplement dated July 21, 2016

FEDERATIVE REPUBLIC OF BRAZIL - FINAL PRICING TERMS

Issuer	Federative Republic of Brazil
Transaction	5.625% Global Bonds due 2047
Ratings*	Ba2/BB/BB (Moody’s/S&P/Fitch)
Distribution	SEC Registered
Approximate Amount Issued	U.S.$1,500,000,000
Approximate Gross Proceeds	U.S.$1,446,960,000
Coupon	5.625% per annum, 30/360-day count basis, payable semi-annually
Maturity	February 21, 2047
Offering Price	96.464% of the principal amount, plus accrued interest, if any, from July 28, 2016
Yield to Maturity	5.875% per annum
Reference Benchmark Bond	UST 2.500% due February 2046
Benchmark Yield	2.303%
Reoffer Spread	+357.2 bps
Underwriting Fee	0.25%
Interest Payment Dates	February 21 and August 21 of each year
First Interest Payment Date	February 21, 2017 (long first coupon)
Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 50 basis points, plus accrued interest on the principal amount of the global bonds to the date of redemption.
Pricing Date	July 21, 2016
Settlement Date	July 28, 2016 (T+5)
CUSIP / ISIN	105756 BY5 / US105756BY51
Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Listing	Euro MTF Market Luxembourg
Joint Bookrunners	Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc.
Underwriting Commitments (approximate)	Deutsche Bank Securities Inc.: Goldman, Sachs & Co.: HSBC Securities (USA) Inc.:	U.S.$500,000,000 U.S.$500,000,000 U.S.$500,000,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: https://www.sec.gov/Archives/edgar/data/205317/000119312516653080/d229741d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Deutsche Bank Securities Inc., calling toll-free +1-800-503-4611, at Goldman, Sachs & Co., calling toll-free +1-866-471-2526 or at HSBC Securities (USA) Inc., calling toll-free +1-866-811-8049.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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